# Sanofi-Aventis (SNY) — Buy

August 2006

### Company Profile

- World's 3rd largest pharmaceutical company.
- Headquartered in Paris, France.
- Pharmaceuticals and Vaccines represent 93% and 7% of 2005 sales, respectively.
- Founded in 1970.
- SNY is the product of a merger between Sanofi-Synthelabo and Aventis in August 2004.
- Sales are diversified across several therapeutic areas.

### 2005 Revenues = $33.6 Billion


U.S.
35%
Europe
44%
Rest of the World
21%

### Per Share Valuation

| | 2005 | 2006e | 2006e Multiple |
|---|---|---|---|
| Share Price | 43.50 | | |
| Revenues | 13.2 | 13.7 | 3.2x |
| Earnings | 2.86 | 2.95 | 15x |
| Dividend | 0.95 | 0.95 | 2.2% |
| Book Value | 21.6 | 21.1 | 2.1x |

*FY ends December 31*
*ADRs Outstanding = 2.7 billion (2 ADR = 1 share)*
*All figures in USD*

## Investment Thesis

| | |
|---|---|
| ***ATTRACTIVE EARNINGS GROWTH*** | The company has an attractive portfolio of growing products and substantial free cash flow. |
| ***PIPELINE UPSIDE*** | SNY has one of the biggest pipelines in the industry with a historically productive R&D organization. Accomplia (obesity drug) has the potential to be a blockbuster drug. |
| ***MODERATE VALUATION*** | Relative to other drug companies, it has had an above-average growth rate and a below-average valuation. |
| ***DOWNSIDE PROTECTION*** | Risk of loss in SNY shares is mitigated by a broad product portfolio, conservative balance sheet and high free cash flow. |

## Risks

| | |
|---|---|
| ***PRODUCT FAILURES*** | Safety issues, patent challenges, and new competition can all lead to unexpected declines in product sales, sometimes very rapidly. |
| ***MERGER INTEGRATION*** | Problems may take time to become visible. |
| ***REGULATION*** | The drug industry is facing increasing pressure in the U.S. for its pricing and marketing practices and new regulation may hurt the industry. |

**Based on moderate valuation and attractive risk/reward profile, Dodge & Cox bought SNY.**

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Dodge & Cox / Investment Managers / San Francisco